

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

October 19, 2009

Jeff Mak
President and Chief Executive Officer
Constant Environment, Inc.
1310 Contour Drive
Mississauga, Ontario, Canada, L5H 1B2

> **Re:** **Constant Environment, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 1, 2009**
> **File No. 333-161406**

Dear Mr. Mak:

We have reviewed your registration statement and letter dated October 1, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 5

1. Please state clearly in your summary that you have not yet generated any revenue.

2. Please explain, in your filing, the basis for your statement that you have expertise

in the microclimate field. It does not appear from the disclosure of business experience of Mr. Mak and Mr. Chan that either has any experience specific to the microclimate industry.

3. In the summary and throughout your prospectus, including the Business section, please avoid making statements that suggest that you are operational. For example, you state that you purchase products from Micro Climate Technology in the summary. In the Business section, you state that the company provides microclimate systems to specialty markets. These are only examples of the kind of disclosure that suggests that you have active operations currently. Please review your entire prospectus and revise as necessary to remove this implication.

4. We note disclosure on page 28 that you had a 4-1 forward split of common stock increasing the number of your outstanding common shares. Please revise to include this information in the "Prospectus Summary" section.

Description of Business, page 16

5. Please describe your specific products in reasonable detail. We note a reference to your "family of Environmental Control Units." Please explain what these are.

6. Please clarify who will manufacture the microclimate products. Your prospectus states that you purchase your products from an unnamed exclusive vendor, but also states that Micro Climate Technologies will manufacture the products. The license agreement to which you refer under "Suppliers" states that Constant Environment will produce the products. Please reconcile these disclosures.

7. If, as suggested by your disclosure, you have an exclusive vendor from whom you have agreed to purchase products, please identify the vendor and file a copy of the agreement as an exhibit to your registration statement. Ensure that your prospectus discloses all of the material terms of the agreement.

MD&A – Proposed Milestones to Implement Business Operations, page 18

8. Please revise your Plan of Operation to better describe what steps you will take to have your products manufactured and to become operational. The current plan only addresses your intention to network to generate business and to advertise on the internet.

9. Please clarify whether your website has become operational. We note your disclosure that notwithstanding that you have not yet contracted with a web design company, you expect your website to be fully operational by the end of the third quarter.

Executive Compensation, page 22

    10. We note disclosure on page 23 under "Certain Relationships and Related Transactions" that Jeff Mak and Kwok Kwong Chan received shares for services rendered to the company in 2008. Please revise the Executive Compensation section to include this information.

Legal Matters, page 23

    11. Please provide counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

Legal Opinion, Exhibit 5.1

    12. Please revise the legal opinion to reflect the current registration statement. We note that the opinion covers Amendment No. 2.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Terence O'Brien, Accounting Branch Chief at (202) 551-3355 with any accounting questions. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Gregg E. Jaclin, Esq. *(Via facsimile 732/577-1188)*
Anslow & Jaclin, LLP
195 Route 9, South, Suite 204
Manalapan, NJ 07726